Exhibit 17.1

Arman Tabatabaei

520 S Grand Ave #320,

Los Angeles Ca 90071

310-986-4929

arman@cannabisglobalinc.com

July 22, 2022

Mr Edward Manolos - Director of the Board

Mr Dan Nguyen - Director of the Board

Cannabis Global, Inc.

520 South Grand Ave, #320

Los Angeles, Ca 90071

Dear Mr Manolos and Mr Nguyen,

This letter is to officially inform you both that I am resigning from the Board of Directors, Chief Executive Officer and Chief Financial Officer of Cannabis Global, Inc. as of Jul 22, 2022 for personal reasons.

There have been no disagreements between the parties. I have been given, reviewed and agreed to the copy of 8-K with no comments.

Thank you for the opportunity to learn from and grow with the company.

Sincerely,

/s/ Arman Tabatabaei

Arman Tabatabaei